Daxor Corporation

350 Fifth Avenue, Suite 4740

New York, NY 10118

August 17, 2018

Via EDGAR

United States

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daxor Corporation – Registration Statement on Form N-2

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the above-referenced Registration Statement be declared effective on August 17, 2018, or as soon as is practicable thereafter. For purposes of Rule 461, there is no underwriter at this time.

Very truly yours,

DAXOR CORPORATION

By:	/s/ John Wilkens
Name:	John Wilkens
Title:	Chief Financial Officer